February 11, 2008
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	MAKO Surgical Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-146162)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, February 13, 2008 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from January 31, 2008 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus dated January 31, 2008:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	15,000
     The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.
(Signature Page Follows)

Very truly yours,

J.P. MORGAN SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
COWEN AND COMPANY, LLC
WACHOVIA CAPITAL MARKETS, LLC
NATIONAL SECURITIES CORPORATION

Acting severally on behalf of themselves and the several
Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Managing Director